                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  Schedule 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. ____)1

                    Integrated Systems Consulting Group, Inc.
                                (Name of Issuer)

                          Common Stock, $.005 par value
                         (Title of Class of Securities)

                                   45813K 10 7
                                 (CUSIP Number)

          James A. Ounsworth, Senior Vice President and General Counsel
                           Safeguard Scientifics, Inc.
        800 The Safeguard Building, 435 Devon Park Drive, Wayne, PA 19087
                                 (610) 293-0600
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 9, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

         NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45813K 10 7                                13D

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Safeguard Scientifics, Inc.                 #23-1609753

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)      [ X ]
                                                                 (b)      [   ]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS*

         Not applicable

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                [   ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

         7.       SOLE VOTING POWER

                  0

         8.       SHARED VOTING POWER

                  756,025 shares of common stock

         9.       SOLE DISPOSITIVE POWER

                  0

         10.      SHARED DISPOSITIVE POWER

                  756,025 shares of common stock

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         756,025 shares of common stock (includes 169,931 currently exercisable warrants to purchase common stock).

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES* [     ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.2%

14.      TYPE OF REPORTING PERSON*
         CO

CUSIP No. 45813K 10 7                                13D

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Safeguard Scientifics (Delaware), Inc.          #51-1291171

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)      [ X ]
                                                                 (b)      [   ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*


5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                [   ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

         7.       SOLE VOTING POWER

                  0

         8.       SHARED VOTING POWER

                  756,025 shares of common stock

         9.       SOLE DISPOSITIVE POWER

                  0

         10.      SHARED DISPOSITIVE POWER

                  756,025 shares of common stock

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         756,025 shares of common stock (includes 169,931 currently exercisable warrants to purchase common stock).

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES* [     ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.2%

14.      TYPE OF REPORTING PERSON*
         CO

Background

         Safeguard Scientifics (Delaware), Inc. and Safeguard Scientifics, Inc. have previously jointly filed a Schedule 13G dated February 7, 1997 with respect to beneficial ownership of the shares of common stock, $.005 par value per share, of Integrated Systems Consulting Group, Inc. (the "Issuer"). This
Schedule 13D is being filed pursuant to Rule 13d-1(e)(1)(i)for the reasons set forth below in Item 4.


ITEM 1.  Security and Issuer

         The title of the class of equity securities to which this Schedule 13D relates is common stock, $.005 par value per share (hereinafter referred to as the "Shares"). The Issuer's principal executive offices are located at 575 East Swedesford Road, Wayne, PA 19087.

ITEM 2.  Identity and Background

         This Schedule 13G is being filed by Safeguard Scientifics, Inc. ("Safeguard") and Safeguard Scientifics (Delaware), Inc. ("Safeguard Delaware" and collectively with Safeguard, the "Reporting Persons"). Safeguard Delaware is a wholly owned subsidiary of Safeguard, and all securities reported in this
Schedule 13D as being beneficially owned by Safeguard are held of record by Safeguard Delaware. Set forth in Schedule I annexed hereto is the name, identity and background of each Reporting Person and set forth in Schedules II and III is the information required by Item 2 of Schedule 13D about the identity and background of each Reporting Person's directors, executive officers and controlling persons, if any.

         During the last five years, neither Reporting Person nor, to the best of each Reporting Person's knowledge, none of each such Reporting Person's executive officers, directors, and controlling persons identified in the schedules attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each executive officer, director, and controlling person of each Reporting Person is a United States citizen, except where otherwise indicated.

ITEM 3.  Source and Amount of Funds or Other Consideration

         The Shares held by Safeguard Delaware were purchased at a per share price of approximately $2.89 in June and August 1995 from the Issuer and David Lipson, the Issuer's Chairman, Chief Executive Officer and President. In connection with that transaction, the Issuer also issued to Safeguard Delaware a warrant to purchase 169,931 shares at an exercise price of $3.68 per share, which warrant became exercisable on April 17, 1996 and expires on April 17, 1999. Safeguard Delaware obtained the funds used to pay the purchase price from Safeguard, which obtained such funds from a bank loan. All share and per share information included in this Schedule 13D have been adjusted to give effect to a three-for-two stock split authorized by the Issuer's Board of Directors on November 16, 1995.

ITEM 4.  Purpose of Transaction

         The Shares beneficially owned by Reporting Persons have been held for investment purposes.

         On September 9, 1998, the Issuer entered into an Agreement and Plan of Merger and Reorganization (the "Merger Agreement") pursuant to which Foxtrot Acquisition Sub, Inc. (the "Merger Sub"), a wholly owned subsidiary of First Consulting Group, Inc. ("FCG"), will merge with and into Issuer (the "Merger"), upon consummation of which Merger Sub will cease to exist and Issuer will become a wholly owned subsidiary of FCG. The officers and directors of Issuer immediately after the effective time of the Merger will be the officers and directors of Merger Sub immediately prior to the effective time of the Merger and shall serve as the officers and directors of Issuer until their respective successors are elected and qualified or duly appointed, as the case may be. Upon consummation of the Merger, the Articles of Incorporation and Bylaws of Issuer will be amended and restated to conform to the Articles of Incorporation and Bylaws of Merger Sub immediately prior to the Merger.

         In connection with the Merger, each Share of Issuer held by Safeguard Delaware will be exchanged for 0.77 shares of FCG, and the warrants held by Safeguard Delaware will be assumed by FCG. If the Merger is consummated, Issuer's common stock will be deregistered under the Securities Exchange Act of 1934, as amended, and delisted from the Nasdaq National Market.

         To facilitate the consummation of the Merger, Safeguard Delaware has entered into a Company Voting Agreement, dated as of September 9, 1998, with FCG (the "Company Voting Agreement"), and a Company Affiliate Agreement, dated as of September 9, 1998, with FCG and Issuer (the "Company Affiliate Agreement").

         Pursuant to the Company Voting Agreement, Safeguard Delaware has agreed
(i) not to transfer any Shares beneficially owned by it unless and until the proposed transferee of such Shares shall have executed a counterpart of the Company Voting Agreement and an irrevocable proxy and agreed to hold such Shares subject to all of the terms and provisions of the Company Voting Agreement; (ii) not to deposit any of its Shares into a voting trust or grant any proxy, voting agreement or similar agreement with respect to such Shares; and (iii) to vote all shares beneficially owned by it in favor of the Merger, the execution and delivery of the Merger Agreement and the approval of the terms thereof, and all other actions contemplated by the Merger Agreement. Pursuant to the Company Voting Agreement, Safeguard Delaware has granted a proxy (the "Irrevocable Proxy") to FCG solely with respect to stockholders' votes concerning the matters described in the immediately preceding sentence. The provisions of the Company Voting Agreement and Irrevocable Proxy terminate upon the Termination Date (as defined in the Company Voting Agreement).

         Pursuant to the Company Affiliate Agreement, Safeguard Delaware has agreed that it will not sell, pledge, transfer or otherwise dispose of any shares of common stock of FCG delivered in connection with the Merger, except pursuant to an effective registration statement or in compliance with Rule 145 or such other exemption from the registration requirements of the Securities Act of 1933, as amended. The Company Affiliate Agreement also provides that until the earlier of (i) FCG's public announcement of financial results covering at least 30 days of combined operations of FCG and Issuer, or (ii) the Reorganization Agreement is terminated in accordance with its terms, Safeguard Delaware will not sell, exchange, transfer, pledge, distribute or otherwise dispose of or grant any options, establish any "short" or put-equivalent position with respect to or enter into any similar transaction (through derivatives or otherwise) intended or having the effect, directly or indirectly, of reducing its risk relative to: (i) Issuer's Shares (except pursuant to and upon consummation of the Merger); or (ii) any FCG Common Stock received by it in the Merger or upon exercise of warrants assumed by FCG in the Merger. Provided certain conditions are met, the Company Affiliate Agreement provides for certain exceptions to the foregoing restrictions on transfer relating to: (i) certain de minimis transfers; (ii) transfers in payment of the exercise price of warrants to purchase Issuer's Shares or FCG Common Stock; or (iii) charitable donations.

         The foregoing descriptions relating to the Merger and related transactions are qualified in their entirety by reference to the terms of such agreements. The Merger Agreement is attached hereto as Exhibit 99.1 and incorporated herein by reference. The Company Voting Agreement is attached hereto as Exhibit 99.2 and incorporated herein by reference. The Company Affiliate Agreement is attached hereto as Exhibit 99.3 and incorporated herein by reference.

ITEM 5.  Interest in the Securities of the Issuer

         The table below sets forth the aggregate number of Shares and percentage of the Issuer's outstanding Shares beneficially owned by each Reporting Person and by each executive officer, director, and controlling person, if any, of the Reporting Persons named in the Schedules attached hereto. Except as otherwise noted, each person listed has sole voting and dispositive power over all Shares listed opposite his or its name. Any of the aforementioned persons whose names do not appear in the table below do not, to the best of Reporting Persons' knowledge, beneficially own any Shares of the Issuer.

         Unless otherwise indicated in a footnote in the following table, neither Reporting Person nor, to the best of each Reporting Person's knowledge, any person named in the Schedules attached hereto, has consummated any transaction in the Issuer's Shares during the past sixty days other than as set forth herein.


                                                       Number of Shares                     Percentage of
Name of Person                                        Beneficially Owned                 Outstanding Shares
---------------                                       -------------------                ------------------
Safeguard Scientifics,
   Inc. (1)                                                756,025                                9.2%
Safeguard Scientifics,
  (Delaware) Inc.(1)                                       756,025                                9.2%
Delbert W. Johnson (2)                                       2,496                                   *
Robert E. Keith Jr.                                          5,000                                   *
Donald R. Caldwell (3)                                      15,290                                   *
Michael W. Miles                                             4,352                                   *
Peter Likins (4)                                               900                                   *
Jerry L. Johnson                                             1,167                                   *
Thomas C. Lynch                                              4,061                                   *
James A. Ounsworth                                             745                                   *
Warren V. Musser                                           125,833                                1.6%
Gerald M. Wilk                                              18,792                                   *


-----------

* Less than 1%

 (1) Includes 169,931 Shares issuable upon the exercise of Warrants. The securities listed for Safeguard Scientifics, Inc. ("Safeguard") are held in the name of Safeguard Scientifics (Delaware), Inc. ("Safeguard Delaware"). Safeguard Delaware is a wholly owned subsidiary of Safeguard. Safeguard and Safeguard Delaware each have shared power to vote and direct the vote and to dispose of and direct the disposition of all of the securities listed.

(2) Includes 2,000 shares purchased by Mr. Johnson on September 1, 1998 at a per share price of $10.50.
(3) Includes 200 shares held in a custodial account on behalf of a minor child and 438 shares held in a trust.
(4) Dr. Likins sold 2,100 shares on September 2, 1998 at a per share price of $11.75.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Safeguard Scientifics, Inc. has entered into the agreements described in Item 4.

ITEM 7.  Material to be Filed as Exhibits

Exhibit 99.1 Agreement and Plan of Merger and Reorganization among First Consulting Group, Inc., a Delaware Corporation, Foxtrot Acquisition Sub, Inc., a Delaware corporation, and Integrated Systems Consulting Group, Inc., a Pennsylvania corporation, dated as of September 9, 1998

Exhibit 99.2 Form of Company Voting Agreement, dated as of September 9, 1998, a substantially similar version of which has been executed by and between First Consulting Group, Inc., a Delaware corporation, and Safeguard Scientifics, Inc., a Pennsylvania corporation

Exhibit 99.3 Form of Company Affiliate Agreement, dated as of September 9, 1998, a substantially similar version of which has been executed by and among First Consulting Group, Inc., a Delaware corporation, Integrated Systems Consulting Group, Inc., a Pennsylvania corporation, and Safeguard Scientifics, Inc., a Pennsylvania corporation

                                   SIGNATURES

         After reasonable inquiry and to best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct. In executing this statement, the undersigned agrees, to the extent required by Rule 13d-1(f), that this statement is being filed on behalf on each of the Reporting Persons herein.


Dated: September 18, 1998           Safeguard Scientifics, Inc.




                                    By:  /s/ James A. Ounsworth
                                        -----------------------------------
                                         James A. Ounsworth
                                         Sr. Vice President, General
                                         Counsel and Secretary

                                   SIGNATURES

         After reasonable inquiry and to best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct. In executing this statement, the undersigned agrees, to the extent required by Rule 13d-1(f), that this statement is being filed on behalf on each of the Reporting Persons herein.


Dated: September 18, 1998           Safeguard Scientifics (Delaware),
                                    Inc.


                                    By: /s/ James A. Ounsworth
                                        -----------------------------------
                                            James A. Ounsworth
                                            Vice President and Secretary

                                  EXHIBIT INDEX

Exhibit No.       Description
-----------       -----------

Exhibit 99.1 Agreement and Plan of Merger and Reorganization among First Consulting Group, Inc., a Delaware Corporation, Foxtrot Acquisition Sub, Inc., a Delaware corporation, and Integrated Systems Consulting Group, Inc., a Pennsylvania corporation, dated as of September 9, 1998

Exhibit 99.2 Form of Company Voting Agreement, dated as of September 9, 1998, a substantially similar version of which has been executed by and between First Consulting Group, Inc., a Delaware corporation, and Safeguard Scientifics, Inc., a Pennsylvania corporation

Exhibit 99.3 Form of Company Affiliate Agreement, dated as of September 9, 1998, a substantially similar version of which has been executed by and among First Consulting Group, Inc., a Delaware corporation, Integrated Systems Consulting Group, Inc., a Pennsylvania corporation, and Safeguard Scientifics, Inc., a Pennsylvania corporation

                                   Schedule I

                             Identity and Background


1.       Safeguard Scientifics, Inc.

         Safeguard Scientifics, Inc., a Pennsylvania corporation ("Safeguard"), owns all of the outstanding capital stock of Safeguard Scientifics (Delaware), Inc., a Delaware corporation ("Safeguard Delaware"). Safeguard has an address at 800 The Safeguard Building, 435 Devon Park Drive, Wayne, PA 19087-1945. Safeguard is a unique partnership of entrepreneurial companies focused on information technology markets. See Schedule II with respect to the executive officers and directors of Safeguard as of the date of filing this Schedule 13D.


2.       Safeguard Scientifics (Delaware), Inc.

         Safeguard Delaware is a wholly owned subsidiary of Safeguard. Safeguard Delaware is a holding company and has an office at 103 Springer Building, 3411 Silverside Road, P. O. Box 7048, Wilmington, DE 19803.
         Schedule III provides information about the executive officers and directors of Safeguard Delaware as of the date of filing this Schedule 13D.

                                   SCHEDULE II
                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                           SAFEGUARD SCIENTIFICS, INC.


Executive Officers*

                            Business                        Principal
Name                        Address                         Occupation
----                        --------                        ----------
Warren V. Musser            Safeguard Scientifics,Inc.      Chairman of the Board and Chief
                            800 The Safeguard Building      Executive Officer
                            435 Devon Park Drive
                            Wayne, PA  19087

Donald R. Caldwell          Safeguard Scientifics, Inc.     President and Chief Operating
                            800 The Safeguard Building      Officer
                            435 Devon Park Drive
                            Wayne, PA  19087

Edward R. Anderson          CompuCom Systems, Inc.          President and Chief Executive
                            7171 Forest Lane                Officer, CompuCom Systems
                            Dallas, TX 75230

Jerry L. Johnson            Safeguard Scientifics, Inc.     Senior Vice President,
                            800 The Safeguard Building      Operations
                            435 Devon Park Drive
                            Wayne, PA  19087

Thomas C. Lynch             Safeguard Scientifics, Inc.     Senior Vice President
                            800 The Safeguard Building
                            435 Devon Park Drive
                            Wayne, PA  19087

Michael W. Miles            Safeguard Scientifics, Inc.     Sr. Vice President and Chief
                            800 The Safeguard Building      Financial Officer
                            435 Devon Park Drive
                            Wayne, PA  19087

James A. Ounsworth          Safeguard Scientifics, Inc.     Sr. Vice President, General
                            800 The Safeguard Building      Counsel and Secretary
                            435 Devon Park Drive
                            Wayne, PA  19087

Glenn T. Rieger             Safeguard Scientifics, Inc.     Sr. Vice President
                            800 The Safeguard Building
                            435 Devon Park Drive
                            Wayne, PA  19087

Directors*

Judith Areen                Georgetown University           Executive Vice President for
                            600 New Jersey Ave., N.W.       Law Center, Georgetown University
                            Washington, D.C. 20001          and Professor of Law

Vincent G. Bell Jr.         Verus Corp.                     President and Chief
                            259 Radnor-Chester Rd.          Executive Officer, Verus Corp.
                            Radnor, PA  19087

Donald R. Caldwell          (same as previous page)         (same as previous page)

Robert A. Fox               R.A.F. Industries               President, R.A.F. Industries
                            One Pitcairn Pl, Suite 2100
                            165 Township Line Road
                            Jenkintown, PA 19046-3593

Delbert W. Johnson          Safeguard Scientifics, Inc.     Vice President, Safeguard
                            800 The Safeguard Building
                            435 Devon Park Drive
                            Wayne, PA 19087-1945

Robert E. Keith Jr.         TL Ventures                     President and CEO, Technology
                            800 The Safeguard Building      Leaders Management, Inc.
                            435 Devon Park Drive
                            Wayne, PA 19087

Peter Likins                University of Arizona           President, University of
                            Administration Building         Arizona
                            Room 71
                            P. O. Box 21006
                            Tucson, AZ 85721-0066

Jack L. Messman             Union Pacific Resources         President and CEO, Union
                            801 Cherry Street, MS4001       Pacific Resources
                            Fort Worth, TX 76102

Warren V. Musser            (Same as previous page)         (Same as previous page)

Russell E. Palmer           The Palmer Group                President, The Palmer Group
                            3600 Market Street
                            Suite 530
                            Philadelphia, PA  19104

John W. Poduska Sr.         Advanced Visual Systems         Chairman of the Board, Advanced
                            300 Fifth Avenue                Visual Systems, Inc.
                            Waltham, MA 02154

Heinz Schimmelbusch         Safeguard International         President and CEO, Safeguard
                              Group, Inc.                   International Group, Inc.,
                            800 The Safeguard Building      President and CEO,
                            435 Devon Park Drive            Allied Resource Corporation, and
                            Wayne, PA 19087-1945            Managing Director, Safeguard
                                                            International Fund, L.P.

Hubert J.P.Schoemaker       Centocor, Inc.                  Chairman of the Board,
                            200 Great Valley Parkway        Centocor, Inc.
                            Malvern, PA 19355

----------

* All Executive Officers and Directors are U.S. citizens, except Heinz Schimmelbusch, who is a citizen of Austria, and Hubert J.P. Schoemaker, who is a citizen of the Netherlands.

                                  SCHEDULE III
                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                     SAFEGUARD SCIENTIFICS (DELAWARE), INC.

Executive Officers*

                            Business                        Principal
Name                        Address                         Occupation
----                        --------                        ----------
Donald R. Caldwell          Safeguard Scientifics,Inc.      President and CEO, Safeguard
                            800 The Safeguard Building      and President, Safeguard
                            435 Devon Park Drive            Delaware
                            Wayne, PA  19087

James A. Ounsworth          Safeguard Scientifics, Inc.     Sr. Vice President and
                            800 The Safeguard Building      Secretary, Safeguard and Vice
                            435 Devon Park Drive            President and Secretary,
                            Wayne, PA  19087                Safeguard Delaware

Michael W. Miles            Safeguard Scientifics, Inc.     Sr. Vice President and CFO,
                            800 The Safeguard Building      Safeguard and Vice President
                            435 Devon Park Drive            and Asst. Treasurer, Safeguard
                            Wayne, PA  19087                Delaware


Directors*

Gerald M. Wilk              (Same as above)                 (Same as above)
James A. Ounsworth          (Same as above)                 (Same as above)
Michael W. Miles            Safeguard Scientifics, Inc.     Vice President and Controller
                            800 The Safeguard Building      of Safeguard
                            435 Devon Park Drive
                            Wayne, PA  19087
William F. White            Safeguard Scientifics, Inc.     Tax Director of
                            800 The Safeguard Building      Safeguard
                            435 Devon Park Drive
                            Wayne, PA 19087

-------
* All Executive Officers and Directors are U.S. Citizens